Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Third Fiscal Quarter Ended November 30, 2023

(Beijing–January 25, 2024)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a smart learning solutions provider in China, today announced its unaudited financial results for the third quarter of fiscal year 2024 ended November 30, 2023.

Highlights for the Third Quarter of Fiscal Year 2024

-	Net revenues was US$373.5 million, compared to net revenues of US$232.7 million in the same period of the prior year.
-	Loss from operations was US$32.2 million, compared to loss from operations of US$32.9 million in the same period of the prior year.
-	Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$10.2 million, compared to non-GAAP loss from operations of US$4.5 million in the same period of the prior year.
-	Net loss attributable to TAL was US$23.9 million, compared to net loss attributable to TAL of US$51.6 million in the same period of the prior year.
-	Non-GAAP net loss attributable to TAL, which excluded share-based compensation expenses, was US$1.9 million, compared to non-GAAP net loss attributable to TAL of US$23.2 million in the same period of the prior year.
-	Basic and diluted net loss per American Depositary Share (“ADS”) were both US$0.04. Non-GAAP basic and diluted net loss per ADS, which excluded share-based compensation expenses, were both US$0.00. Three ADSs represent one Class A common share.
-	Cash, cash equivalents and short-term investments totaled US$3,167.6 million as of November 30, 2023, compared to US$3,171.5 million as of February 28, 2023.

-	Highlights for the Nine Months Ended November 30, 2023

-	Net revenues was US$1,060.9 million, compared to net revenues of US$750.8 million in the same period of the prior year.
-	Loss from operations was US$58.2 million, compared to loss from operations of US$46.3 million in the same period of the prior year.
-	Non-GAAP income from operations, which excluded share-based compensation expenses, was US$10.2 million, compared to non-GAAP income from operations of US$35.9 million in the same period of the prior year.
-	Net loss attributable to TAL was US$31.1 million, compared to net loss attributable to TAL of US$96.2 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$37.3 million, compared to non-GAAP net loss attributable to TAL of US$14.0 million in the same period of the prior year.
-	Basic and diluted net loss per ADS were both US$0.05. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were both US$0.06.

Financial Data——Third Quarter and First Nine Months of Fiscal Year 2024

(In US$ thousands, except per ADS data and percentages)

	Three Months Ended
	November 30,
	2022	2023	Pct. Change
Net revenues	232,681	373,506	60.5%
Loss from operations	(32,882)	(32,185)	(2.1%)
Non-GAAP loss from operations	(4,540)	(10,184)	124.3%
Net loss attributable to TAL	(51,579)	(23,946)	(53.6%)
Non-GAAP net loss attributable to TAL	(23,237)	(1,945)	(91.6%)
Net loss per ADS attributable to TAL – basic	(0.08)	(0.04)	(50.9%)
Net loss per ADS attributable to TAL – diluted	(0.08)	(0.04)	(50.9%)
Non-GAAP net loss per ADS attributable to TAL – basic	(0.04)	(0.00)	(91.1%)
Non-GAAP net loss per ADS attributable to TAL – diluted	(0.04)	(0.00)	(91.1%)

	Nine Months Ended
	November 30,
	2022	2023	Pct. Change
Net revenues	750,786	1,060,877	41.3%
Loss from operations	(46,314)	(58,168)	25.6%
Non-GAAP income from operations	35,931	10,229	(71.5%)
Net loss attributable to TAL	(96,195)	(31,081)	(67.7%)
Non-GAAP net (loss)/income attributable to TAL	(13,950)	37,316	(367.5%)
Net loss per ADS attributable to TAL – basic	(0.15)	(0.05)	(66.3%)
Net loss per ADS attributable to TAL – diluted	(0.15)	(0.05)	(66.3%)
Non-GAAP net (loss)/income per ADS attributable to TAL – basic	(0.02)	0.06	(379.0%)
Non-GAAP net (loss)/income per ADS attributable to TAL – diluted	(0.02)	0.06	(374.4%)

“Throughout this fiscal quarter, we continue to manage our core businesses, while concurrently exploring additional opportunities for development.” said Alex Peng, TAL’s President & Chief Financial Officer.

Mr. Peng added: “Also, we recognize the transformative potential of this new wave of technologies for our business operations, and will harness its power to serve our customers.”

Financial Results for the Third Quarter of Fiscal Year 2024

Net Revenues

In the third quarter of fiscal year 2024, TAL reported net revenues of US$373.5 million, representing a 60.5% increase from US$232.7 million in the third quarter of fiscal year 2023.

Operating Costs and Expenses

In the third quarter of fiscal year 2024, operating costs and expenses were US$405.8 million, representing a 52.4% increase from US$266.3 million in the third quarter of fiscal year 2023. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$383.8 million, representing a 61.3% increase from US$238.0 million in the third quarter of fiscal year 2023.

Cost of revenues increased by 68.2% to US$173.2 million from US$103.0 million in the third quarter of fiscal year 2023. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 71.7% to US$170.7 million, from US$99.4 million in the third quarter of fiscal year 2023.

Selling and marketing expenses increased by 73.3% to US$122.0 million from US$70.4 million in the third quarter of fiscal year 2023. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 82.6% to US$116.4 million, from US$63.8 million in the third quarter of fiscal year 2023.

General and administrative expenses increased by 19.0% to US$110.7 million from US$93.0 million in the third quarter of fiscal year 2023. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 29.3% to US$96.7 million, from US$74.8 million in the third quarter of fiscal year 2023.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 22.4% to US$22.0 million in the third quarter of fiscal year 2024 from US$28.3 million in the same period of fiscal year 2023.

Gross Profit

Gross profit increased by 54.4% to US$200.3 million from US$129.7 million in the third quarter of fiscal year 2023.

Loss from Operations

Loss from operations was US$32.2 million in the third quarter of fiscal year 2024, compared to loss from operations of US$32.9 million in the third quarter of fiscal year 2023. Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$10.2 million, compared to Non-GAAP loss from operations of US$4.5 million in the same period of the prior year.

Other (Expense)/Income

Other income was US$13.3 million for the third quarter of fiscal year 2024, compared to other expense of US$32.0 million in the third quarter of fiscal year 2023.

Impairment Loss on Long-term Investments

Impairment loss on long-term investment was US$2.3 million for the third quarter of fiscal year 2024, compared to impairment loss on long-term investment of US$0.2 million for the third quarter of fiscal year 2023.

Income Tax Expense

Income tax expense was US$15.4 million in the third quarter of fiscal year 2024, compared to US$2.8 million of income tax expense in the third quarter of fiscal year 2023.

Net (Loss)/Income attributable to TAL Education Group

Net loss attributable to TAL was US$23.9 million in the third quarter of fiscal year 2024, compared to net loss attributable to TAL of US$51.6 million in the third quarter of fiscal year 2023. Non-GAAP net loss attributable to TAL, which excluded share-based compensation expenses, was US$1.9 million, compared to Non-GAAP net loss attributable to TAL of US$23.2 million in the third quarter of fiscal year 2023.

Basic and Diluted Net (Loss)/Income per ADS

Basic and diluted net loss per ADS were both US$0.04 in the third quarter of fiscal year 2024. Non-GAAP basic and diluted net loss per ADS, which excluded share-based compensation expenses, were both US$0.00 in the third quarter of fiscal year 2024.

Cash Flow

Net cash provided by operating activities for the third quarter of fiscal year 2024 was US$247.1 million.

Cash, Cash Equivalents, and Short-Term Investments

As of November 30, 2023, the Company had US$2,193.4 million of cash and cash equivalents and US$974.2 million of short-term investments, compared to US$2,021.9 million of cash and cash equivalents and US$1,149.6 million of short-term investments as of February 28, 2023.

Deferred Revenue

As of November 30, 2023, the Company’s deferred revenue balance was US$507.7 million, compared to US$237.4 million as of February 28, 2023.

Financial Results for the First Nine Months of Fiscal Year 2024

Net Revenues

For the first nine months of fiscal year 2024, TAL reported net revenues of US$1,060.9 million, representing a 41.3% increase from US$750.8 million in the first nine months of fiscal year 2023.

Operating Costs and Expenses

In the first nine months of fiscal year 2024, operating costs and expenses were US$1,130.7 million, a 38.1% increase from US$818.8 million in the first nine months of fiscal year 2023. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$1,062.3 million, a 44.2% increase from US$736.6 million in the first nine months of fiscal year 2023.

Cost of revenues increased by 56.2% to US$482.1 million from US$308.6 million in the first nine months of fiscal year 2023. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 58.3% to US$475.1 million from US$300.1 million in the first nine months of fiscal year 2023.

Selling and marketing expenses increased by 61.1% to US$335.9 million from US$208.5 million in the first nine months of fiscal year 2023. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 70.8% to US$316.8 million from US$185.5 million in the first nine months of fiscal year 2023.

General and administrative expenses increased by 3.7% to US$312.7 million from US$301.6 million in the first nine months of fiscal year 2023. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 7.8% to US$270.4 million from US$250.9 million in the first nine months of fiscal year 2023.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 16.8% to US$68.4 million in the first nine months of fiscal year 2024 from US$82.2 million in the same period of fiscal year 2023.

Gross Profit

Gross profit increased by 30.9% to US$578.8 million from US$442.1 million in the first nine months of fiscal year 2023.

(Loss)/Income from Operations

Loss from operations was US$58.2 million in the first nine months of fiscal year 2024, compared to loss from operations of US$46.3 million in the same period of the prior year. Non-GAAP income from operations, which excluded share-based compensation expenses, was US$10.2 million, compared to US$35.9 million Non-GAAP income from operations in the same period of the prior year.

Other (Expense)/Income

Other income was US$11.5 million for the first nine months of fiscal year 2024, compared to other expense of US$84.5 million in the same period of the prior year.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$33.0 million for the first nine months of fiscal year 2024, compared to US$6.8 million for the first nine months of fiscal year 2023.

Income Tax Expense

Income tax expense was US$8.9 million in the first nine months of fiscal year 2024, compared to US$9.6 million of income tax expense in the first nine months of fiscal year 2023.

Net (Loss)/Income Attributable to TAL Education Group

Net loss attributable to TAL was US$31.1 million in the first nine months of fiscal year 2024, compared to net loss attributable to TAL of US$96.2 million in the first nine months of fiscal year 2023. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$37.3 million, compared to US$14.0 million Non-GAAP net loss attributable to TAL in the same period of the prior year.

Cash Flow

Net cash provided by operating activities for the first nine months of fiscal year 2024 was US$329.9 million.

Basic and Diluted Net (Loss)/Income per ADS

Basic and diluted net loss per ADS were both US$0.05 in the first nine months of fiscal year 2024. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.06.

Share Repurchase

In April 2023, the Company’s board of directors authorized to extend its share repurchase program launched in April 2021 by 12 months. Pursuant to the extended share repurchase program, the Company may repurchase up to approximately US$737.4 million of its common shares through April 30, 2024. As of November 30, 2023, the Company has repurchased 13,385,764 common shares at an aggregate consideration of approximately US$233.6 million under the share repurchase program.

Director Resignation and Appointment

Mr. Yunfeng Bai (“Mr. Bai”) has resigned from his position as a director of the Company, effective January 23, 2024. Mr. Bai’s resignation was due to personal reasons and not as a result of any disagreement between Mr. Bai and the Company, its management, the Board or any committee of the Board. The Board appointed Dr. Yachao Liu (“Dr. Liu”), who currently serves as the chief operating officer of the Company, as a new director to serve on the Board, effective January 23, 2024.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the third fiscal quarter of fiscal year 2024 ended November 30, 2023 at 7:00 a.m. Eastern Time on January 25, 2024 (8:00 p.m. Beijing time on January 25, 2024).

Please note that you will need to pre-register for conference call participation at https://register.vevent.com/register/BI667c14d6700b44e0a1cd016d7f7f8878.

Upon registration, you will receive an email containing participant dial-in numbers and unique Direct Event Passcode. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL's website at https://ir.100tal.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, TAL Education Group’s strategic and operational plans contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to provide competitive learning services and products; the Company’s ability to continue to recruit, train and retain talents; the Company’s ability to improve the content of current course offerings and develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a smart learning solutions provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive learning services to students from all ages through diversified class formats. Our learning services mainly cover enrichment learnings programs and some academic subjects in and out of China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP loss from operations, non-GAAP net loss attributable to TAL, non-GAAP basic and non-GAAP diluted net loss per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses, the related tax effect of which has been nil. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Jackson Ding

Investor Relations

TAL Education Group

Tel: +86 10 5292 6669-8809

Email: ir@tal.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 28, 2023	As of November 30, 2023
ASSETS
Current assets
Cash and cash equivalents	$2,021,927	$2,193,387
Restricted cash-current	126,891	234,501
Short-term investments	1,149,607	974,211
Inventory	39,002	59,013
Amounts due from related parties-current	423	404
Income tax receivables	5,071	-
Prepaid expenses and other current assets	125,486	182,323
Total current assets	3,468,407	3,643,839
Restricted cash-non-current	146,089	94,480
Property and equipment, net	288,877	376,101
Deferred tax assets	5,973	2,722
Rental deposits	12,734	14,313
Intangible assets, net	485	2,427
Land use right, net	193,878	185,252
Amounts due from related parties- non-current	-	22
Long-term investments	453,375	374,369
Long-term prepayments and other non-current assets	5,534	12,683
Operating lease right-of-use assets	149,002	207,115
Total assets	$4,724,354	$4,913,323

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$59,991	$110,610
Deferred revenue-current	234,889	482,368
Amounts due to related parties-current	100	169
Accrued expenses and other current liabilities	446,711	479,889
Operating lease liabilities, current portion	42,174	58,182
Total current liabilities	783,865	1,131,218
Deferred revenue-non-current	2,465	25,294
Deferred tax liabilities	1,563	2,108
Operating lease liabilities, non-current portion	115,548	156,282
Total liabilities	903,441	1,314,902

Equity
Class A common shares	169	152
Class B common shares	49	49
Treasury Stock	(6)	-
Additional paid-in capital	4,400,656	4,235,880
Statutory reserve	160,353	157,492
Accumulated deficit	(685,912)	(714,132)
Accumulated other comprehensive loss	(30,666)	(57,646)
Total TAL Education Group's equity	3,844,643	3,621,795
Noncontrolling interest	(23,730)	(23,374)
Total equity	3,820,913	3,598,421
Total liabilities and equity	$4,724,354	$4,913,323

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2022	2023	2022	2023
Net revenues	$232,681	$373,506	$750,786	$1,060,877
Cost of revenues (note 1)	102,955	173,180	308,645	482,075
Gross profit	129,726	200,326	442,141	578,802
Operating expenses (note 1)
Selling and marketing	70,398	121,977	208,524	335,902
General and administrative	92,972	110,678	301,628	312,707
Total operating expenses	163,370	232,655	510,152	648,609
Government subsidies	762	144	21,697	11,639
Loss from operations	(32,882)	(32,185)	(46,314)	(58,168)
Interest income	15,979	20,076	41,487	64,033
Other (expense)/income	(32,022)	13,324	(84,526)	11,511
Gain from disposal of a subsidiary	-	-	9,550	-
Impairment loss on long-term investments	(215)	(2,270)	(6,825)	(33,031)
Loss before income tax expense and income/(loss) from equity method investments	(49,140)	(1,055)	(86,628)	(15,655)
Income tax expense	(2,756)	(15,374)	(9,559)	(8,875)
Income/(loss) from equity method investments	280	(7,644)	801	(6,936)
Net loss	(51,616)	(24,073)	(95,386)	(31,466)
Add: Net loss/(income) attributable to noncontrolling interest	37	127	(809)	385
Total net loss attributable to TAL Education Group	$(51,579)	$(23,946)	$(96,195)	$(31,081)
Net loss per common share
Basic	$(0.24)	$(0.12)	$(0.45)	$(0.15)
Diluted	(0.24)	(0.12)	(0.45)	(0.15)
Net loss per ADS (note 2)
Basic	$(0.08)	$(0.04)	$(0.15)	$(0.05)
Diluted	(0.08)	(0.04)	(0.15)	(0.05)
Weighted average shares used in calculating net loss per common share
Basic	211,617,052	200,134,875	212,770,824	204,020,823
Diluted	211,617,052	200,134,875	212,770,824	204,020,823

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Nine Months
	Ended November 30,		Ended November 30,
	2022	2023	2022	2023
Cost of revenues	$3,549	$2,499	$8,529	$6,989
Selling and marketing expenses	6,637	5,558	23,014	19,120
General and administrative expenses	18,156	13,944	50,702	42,288
Total	$28,342	$22,001	$82,245	$68,397

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF Comprehensive LOSS

(In thousands of U.S. dollars)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2022	2023	2022	2023
Net loss	$(51,616)	$(24,073)	$(95,386)	$(31,466)
Other comprehensive (loss)/income, net of tax	(24,634)	18,356	(141,372)	(26,239)
Comprehensive loss	(76,250)	(5,717)	(236,758)	(57,705)
Add: Comprehensive (income)/loss attributable to noncontrolling interest	(776)	557	(4,172)	(356)
Comprehensive loss attributable to TAL Education Group	$(77,026)	$(5,160)	$(240,930)	$(58,061)

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF Cash flows

(In thousands of U.S. dollars)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2022	2023	2022	2023
Net cash provided by operating activities	$95,897	$247,123	$48,319	$329,918
Net cash provided by/(used in) investing activities	99,207	(208,847)	(324,778)	133,955
Net cash (used in)/provided by financing activities	(11,931)	207	(66,235)	(233,301)
Effect of exchange rate changes	(403)	6,805	(30,860)	(3,111)
Net increase/(decrease) in cash, cash equivalents and restricted cash	182,770	45,288	(373,554)	227,461
Cash, cash equivalents and restricted cash at the beginning of period	2,125,462	2,477,080	2,681,786	2,294,907
Cash, cash equivalents and restricted cash at the end of period	$2,308,232	$2,522,368	$2,308,232	$2,522,368

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2022	2023	2022	2023
Cost of revenues	$102,955	$173,180	$308,645	$482,075
Share-based compensation expense in cost of revenues	3,549	2,499	8,529	6,989
Non-GAAP cost of revenues	99,406	170,681	300,116	475,086

Selling and marketing expenses	70,398	121,977	208,524	335,902
Share-based compensation expense in selling and marketing expenses	6,637	5,558	23,014	19,120
Non-GAAP selling and marketing expenses	63,761	116,419	185,510	316,782

General and administrative expenses	92,972	110,678	301,628	312,707
Share-based compensation expense in general and administrative expenses	18,156	13,944	50,702	42,288
Non-GAAP general and administrative expenses	74,816	96,734	250,926	270,419

Operating costs and expenses	266,325	405,835	818,797	1,130,684
Share-based compensation expense in operating costs and expenses	28,342	22,001	82,245	68,397
Non-GAAP operating costs and expenses	237,983	383,834	736,552	1,062,287

Loss from operations	(32,882)	(32,185)	(46,314)	(58,168)
Share based compensation expenses	28,342	22,001	82,245	68,397
Non-GAAP (loss)/income from operations	(4,540)	(10,184)	35,931	10,229

Net loss attributable to TAL Education Group	(51,579)	(23,946)	(96,195)	(31,081)
Share based compensation expenses	28,342	22,001	82,245	68,397
Non-GAAP net (loss)/income attributable to TAL Education Group	$(23,237)	$(1,945)	$(13,950)	$37,316

Net loss per ADS
Basic	$(0.08)	$(0.04)	$(0.15)	$(0.05)
Diluted	(0.08)	(0.04)	(0.15)	(0.05)
Non-GAAP net (loss)/income per ADS
Basic	$(0.04)	$(0.00)	$(0.02)	$0.06
Diluted	(0.04)	(0.00)	(0.02)	0.06
ADSs used in calculating net loss per ADS
Basic	634,851,156	600,404,625	638,312,472	612,062,469
Diluted	634,851,156	600,404,625	638,312,472	612,062,469
ADSs used in calculating Non-GAAP net (loss)/income per ADS
Basic	634,851,156	600,404,625	638,312,472	612,062,469
Diluted	634,851,156	600,404,625	638,312,472	622,332,267